Exhibit (d)(15)

Schedule A

Funds and Portfolios Covered by Sub-Research Agreement

between

Fidelity International Investment Advisors (U.K.) Limited

and

Fidelity International Invesment Advisors

dated as of September 16, 2004

Name of Fund	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios LLC	Fidelity High Income Central Investment Portfolio 1	Fixed-Income	09/16/04
Fidelity Central Investment Portfolios LLC	Fidelity Floating Rate Central Investment Portfolio	Fixed-Income	11/18/04

Agreed and Accepted

as of November 18, 2004

Fidelity International Investment		\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	Fidelity International Investment Advisors
Advisors (U.K.) Limited
By:	/s/ Richard Wane		By:	/s/Frank Mutch
Name:	Richard Wane		Name:	Frank Mutch
Title:	Director		Title:	Director